UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Press Release dated August 12, 2015 titled “Grupo Financiero Santander México and Banco Santander México propose changes to their Boards of Directors and CEO”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: August 12, 2015

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO AND BANCO SANTANDER MÉXICO PROPOSE CHANGES
TO THEIR BOARDS OF DIRECTORS AND CEO

Mexico City, Mexico, August 12, 2015 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Grupo Santander México” or the “Group”) and Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander México” or the “Bank”), announced today, that in light of the decision of Carlos Gómez y Gómez, Chairman of the Board of Directors, to retire as he turns 65, they have agreed to convene a meeting of their Boards of Directors on August 24, 2015 to consider the proposals to appoint Mr. Marcos Martínez Gavica as Chairman of the Board and Mr. Héctor Grisi Checa as Executive President and CEO, subject to applicable regulations.

Carlos Gómez y Gómez has expressed his intention to retire after 18 years of committed and strategic leadership as Chairman since the Group’s inception, more than 18 years ago. Mr. Marcos Martínez Gavica will be proposed as his successor as Chairman beginning January 1, 2016, having been Executive President and CEO of the Group and the Bank. The Board will also consider the appointment of Mr. Héctor Grisi Checa as new Executive President and CEO of the Group and the Bank, replacing Mr. Marcos Martínez Gavica from December 1, 2015.

Marcos Martínez Gavica said "The proposal that will be submitted to the Board, marks a new stage for the Group to consolidate its leadership position in the Mexican financial services sector. We continue to strengthen our presence in key businesses for the group, ensuring the best corporate governance standards in Mexico, with a committed board of directors which is solid and transparent to ensure the interests of our employees, customers, shareholders and communities."

Hector Grisi Checa has served for seven years as CEO of Credit Suisse Financial Group Mexico and has 28 years’ experience in the Mexican financial system. Hector Grisi said "Should the Board of Directors support this proposal, it will be a great pleasure to join an institution with the strength and leadership of Santander México. I will work to lead a consolidated business and bring my experience to continue building the best banking franchise in México."

About Grupo Financiero Santander México

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2015, Santander México had total assets of Ps.1,065 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,078 branches and 278 offices nationwide and has a total of 16,768 employees.

INVESTOR RELATIONS CONTACTS

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

+ 52 (55) 5269-1827 / + 52 (55) 5269-1828

gfreire@santander.com.mx

Investor Relations Team

investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE